UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CHINA TITANIUM & CHEMICAL CORP.

(Exact name of registrant as specified in its corporate charter)

000-18272

(Commission File No.)

Nevada	87-0467339
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1530 - 9th Avenue SE, Calgary, Alberta, Canada, T2G 0T7

(Address of principal executive offices)

403-693-8000

(Issuer's telephone number)

Approximate Date of Mailing: May 15, 2008

CHINA TITANIUM & CHEMICAL CORP.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF

CHINA TITANIUM & CHEMICAL CORP.

This Information Statement is being mailed to holders of record of shares of common stock of China Titanium & Chemical Corp. (the “ Company ”, “ we ”, “ us ” or “ our ” “China Titanium”), a Nevada corporation as of May 14, 2008, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”) and Rule 14f-1 promulgated thereunder.

Background

On May 14, 2008, we completed a reverse takeover which will result in the addition of three new members to our board of directors (the “Board”), bringing to three the total number of members of the Board.  The following is a brief summary of the reverse takeover.

On April 1, 2008, we entered into a Share Exchange Agreement (the “Exchange Agreement”) among 101042361 Saskatchewan Ltd. (d.b.a. Far Vista Studios), a private Saskatchewan corporation, Far Vista Holdings Inc. (“Far Vista”), a private Saskatchewan corporation which is a wholly owned subsidiary of 1010423651 Saskatchewan Ltd.  Under the terms of the Exchange Agreement, we acquired all of the issued and outstanding shares of Far Vista in exchange for a total of 10,416,000 of our Class A shares of common stock.  As a result, Far Vista became a wholly-owned subsidiary of China Titanium.  Far Vista’s existing business operations became our sole line of business.  On the closing of the reverse takeover there were a total of 19,782.849 issued and outstanding Class A shares of common stock of China Titanium.

Before the closing of the reverse takeover, our Board consisted of one director, Michel Bourbonnais.  In connection with the reverse takeover, we are expanding the Board to three directors which will include the appointment of Messrs. Richard Buckley, Bruce Hoggard and David Callele together with the resignation of our current standing director Mr. Bourbonnais, to comprise the entire Board.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2008.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of May 14, 2008 (the “Record Date”), there were 9,366,849 shares of the Company’s common stock issued and outstanding.  Each share of common stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

As described further above under the caption “Background”, as a result of the reverse takeover that was completed on May 14, 2008, a change of control occurred.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth biographical information regarding our current and proposed executive officers and directors:

			Served as an
			Officer or Director
Name	Age	Position with the Company	Since
Richard Buckley(1) (2)	45	President, Chief Executive Officer	May 13, 2008
Bruce Hoggard(1) (3)	51	Secretary, Treasurer, Chief Financial Officer	May 13, 2008
David Callele(1)	46	Vice President of Research and Development	May 13, 2008
Michel Bourbonnais (4)	55	Director	December 22, 2003

Notes

(1)

Referenced individuals are proposed to become directors of our board upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

(2)	Mr. Buckley was appointed President and Chief Executive Officer on May 13, 2008.
(3)	Mr. Hoggard was appointed Secretary, Treasurer and Chief Financial Officer on May 13, 2008.
(4)

Mr. Bourbonnais will resign as a Director concurrent with the appointment of the three new directors, which is proposed to take place upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing and dissemination to our shareholders.

Richard Buckley – President and Chief Executive Officer

Mr. Buckley was appointed President and Chief Executive Officer on May 13, 2008.  He will join the Board of Directors of the Company upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing to our shareholders.  Mr. Buckley is the founder and Chief Executive Officer of Far Vista Holdings Inc.  He is an entrepreneur and hands-on executive who directs the creation of innovative video game software products for the motion video games market.  Mr. Buckley serves as an officer, director and Chief Executive Officer of 10142361 Saskatchewan Ltd. (doing business as Far Vista Studios).  Mr. Buckely serves as a Director of R&R Multimedia Ltd.  Mr. Buckley is a Professor of 3D Animation and Computer Game Design.  From April 2001 to September 2001, Mr. Buckley served as the Acting Director, Division of Media and Technology, at the University of Saskatchewan.  He led the division in its mission of service and leadership in the provision of media and communications technology to advance scholarship at the University of Saskatchewan, managed and mentored a staff of 60 people, operated a budget of $3,000,000 and an educational technology inventory valued in excess of $7,000,000.  Mr. Buckley earned Masters in Business Administration, Bachelor of Arts degree and Bachelor of Education degree, each from the University of Saskatchewan.

11

Bruce Hoggard,  Secretary-Treasurer and Chief Financial Officer

Mr. Hoggard was appointed Secretary-Treasurer and Chief Financial Officer on May 13, 2008.  He will join the Board of Directors of the Company upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing to our shareholders.  Mr. Hoggard is presently the President, Chief Executive Officer and Director of Hoggard International, Management/Marketing Consultants.  Mr. Hoggard’s primary responsibilities are to manage and operate the company on a global basis, development and implementation of international and domestic business and marketing strategies, marketing, management and programming audits, responsible for logistics and implementation of international trade and exploratory visits, supervise and motivate staff, negotiate new contract and the renewal of current contracts.  Mr. Hoggard most recently serves as the Executive Vice-President, International Development, Corporate Relations and Business Systems at 10142361 Saskatchewan Ltd. (doing business as Far Vista Studios).  Mr. Hoggard was previously on the Board of Directors of Asia Pacific Marketing Federation, Canadian Institute of Marketing, Association of Certified Professional Marketers, Saskatchewan Center of International Business Studies, Advisory Board, Certified Management Consultant, Provincial Exporter’s Association.  Mr. Hoggard earned a Masters in Business Administration from the University of Saskatchewan.  He is also a member of the Institute of Certified Management Consultants of Canada, Marketing Institute of Singapore, Fellow of the Canadian Institute of Marketing as well as professional memberships in eight (8) marketing associations and institutes in Asia and Africa.

David Callele, Vice-President of Research and Development

Mr. Calle was appointed Vice-President of Research and Development on May 14, 2008.  He will join the Board of Directors of the Company upon the tenth day following the filing of this Information Statement on Schedule 14F-1 with the Commission and its mailing to our shareholders.  Mr. Callele serves as the Executive Vice-President, Research and Development at 10142361 (doing business as Far Vista Studios).  He is responsible for development and delivery of game technologies including, but not limited to game engines, special effects systems, artificial intelligence systems, asset management systems and player management systems as well as supervision and mentoring of development staff.  Mr. Callele is presently Project Manager, Design Engineer at Solido Design Automation Inc. where his responsibilities include development and delivery of advanced mathematical software for integrated circuit design and manufacturing as well as supervision and mentoring of development staff.  From September 1, 2001 to June 30, 2005, Mr. Callele was employed with the University of Saskatchewan as an Assistant Professor in the Department of Computer Science.  Mr. Callele owns rights to three (3) US Patents (Computer telecommunications signaling interface, Automated attendant and Telephone interface for a computer receiving and transmitting information during the silent interval between ringing), two (2) Canadian Patents (Computer telecommunications signaling interface and Automated attendant).  In addition, he has ten (10) more patents at various states of the application process.  Mr. Callele has co-authored eight (8) publications regarding the computer software industry.  Mr. Callele earned a Ph.D. in Computational Science in December, 2007, from the University of Saskatchewan.  In May, 1987, Mr. Callele earned as M.Sc. in Computational Science from the University of Saskatchewan.  In May, 1984, Mr. Callele earned a B.E. in Electrical from the University of Saskatchewan.

Michel Bourbonnais

Mr. Bourbonnais, our only current board member, has been a member of the Board of Directors and President of our company since December 22, 2003.  From May 1973 to December 1999, Mr. Bourbonnais was employed by the National Archives of Canada.  His last position with National Archives of Canada was Chief, Conservation and Custody, Magnetic Media.  From December 1999 to May 2002, Mr. Bourbonnais was retired.  In May 2002, Mr. Bourbonnais formed his own consulting company, Seetel Management Group Inc. to provide technical expertise to various companies by way of providing research for new technologies and marketing and business plans.  Mr. Bourbonnais is not a director of any other reporting companies.  Mr. Bourbonnais resigned as President, Chief Executive Officer and Chief Financial Officer on May 13, 2008 and will resign as director upon the appointment of the three directors listed above.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended December 31, 2007.  All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions.  As we have been a shell corporation, our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.  The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company.  We do not at the present time have an audit committee financial expert. We do not have a nomination committee charter.  We do not have a policy for electing members to the board.  We do not have an audit committee charter because we do not have an audit committee.

Compensation Committee Interlocks and Insider Participation

Our board determines the executive compensation and does not delegate this responsibility to non-members of the board.  As of fiscal year ending in December 31, 2007, Michel Bourbonnais was the sole director responsible for deliberations of executive compensation decisions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of May 14, 2008, by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Pursuant to Rule 13d-3 of the Exchange Act and as used in the table below, the term “beneficial ownership” means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security.  A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date.  Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated.  The table below is based on 9,366,849 shares of common stock issued and outstanding.  This does not include the 10,416,000 shares which are to be issued pursuant to the Share Exchange Agreement but which are not issued as at the time of the filing of this document.

Name and Address	Title of Class	Amount and Nature	Percent
of Beneficial Owner		of Beneficial	of Class (1)
		Ownership
Directors and Officers
Michel Bourbonnais Director	Class A Common Stock	0	0%
Richard Buckley(2) President and Chief Executive Officer	Class A Common Stock	0	0%
Bruce Hoggard Secretary-Treasurer and Chief Financial Officer	Class A Common Stock	0	0%
David Callele Vice-President of Research and Development	Class A Common Stock	0	0%
(as a group; four individuals)	Class A Common Stock	Direct and Indirect	0%

5% Stockholders
BIC International Ltd. 3886 Avenue Des Beneraux Lavalle, Quebec H7E 5K7	Class A Common Stock	Direct	21.8%
Notes

(1)	Based upon 9,366,849 issued and outstanding shares of common stock as of May 14, 2008.
(2)

There are a total of 10,416,000 of our Class A shares of common stock to be registered in the name of 101042361 Saskatchewan Ltd.  Mr. Buckley, an officer of our Company at the time of this mailing, is the sole shareholder of 101042361 Saskatchewan and has voting and investment power over the shares of China Titanium which will be held by 101042361 Saskatchewan Ltd.  After giving effect to the issuance of these shares, they will represent 52.6% of the total issued and outstanding Class A common shares.

(3)

Currently BIC International Ltd. holds 21.8% of the total issued and outstanding shares, after giving effect to the issuance of 10,416,000 of our Class A shares of common stock in the name of 101042361 Saskatchewan Ltd., BIC International Ltd. will represent 10.3% of the total issued and outstanding Class A common shares.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Terms of Office

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.  The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.

any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.

any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities; or

4.

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

The following table sets forth information for the individuals who served as the senior executive officer of the Company during any portion of the last 3 fiscal years. No disclosure need be provided for any executive officer, other than the PEO, whose total annual salary and bonus for the last completed fiscal year did not exceed $100,000.  Accordingly, no other executive officers of the Company are included in the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonquali-fied Deferred Compen-sation ($)	All Other Compen-sation ($)	Total ($)
Michel Bourbonnais, President & PEO	2007	$-0-	-0-	-0-	-0-	-0-	-0-	$52,000	$52,000
Michel Bourbonnais, President & PEO	2006	$-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Michel Bourbonnais, President & PEO	2005	$-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michel Bourbonnais	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Roger Boileau	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

The Company presently has no stock option or stock award plans.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michel Bourbonnais	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Roger Boileau	-0-	-0-	-0-	-0-	-0-	-0-	-0-

The Company has made no arrangements for the remuneration of its directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company’s behalf.  No remuneration has been paid to the Company’s officers or directors for services to date.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options and stock awards by the named executive’s officers as of our latest fiscal year ending December 31, 2007.  We have not awarded any such stock options and stock awards to any directors as of the year end.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value Number of Share Units of Stock that Have Not Vested	Equity Incentive Plan Awards : ofUnearn or Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Michel Bourbonnais	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company has no outstanding stock option or stock award plans.

Long-Term Incentive Plans

As of the fiscal year 2007, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors.  We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As of the end of the fiscal year 2007, we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

There were no stock options outstanding as of December 31, 2007.   The Company has no outstanding stock option or stock award plans.

Employment Contracts

During the last fiscal year there were no employment agreements for officers of the Company.

DIRECTOR INDEPENDENCE

Transactions with Related Persons

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.  Any such transaction proposed in the future will require review, approval and ratification by the board of directors.

Director Independence

Our board of directors has determined that we do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are not listed on Nasdaq.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Reports to security holders

We file reports with the Securities and Exchange Commission.  These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.

20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.  You may send communication to the board of directors at 1530 – 9th Avenue SE, Calgary, Alberta, Canada, T2G 0T7.

Dated: May 14, 2008

By Order of the Board of Directors

CHINA TITANIUM & CHEMICAL CORP.

/s/ Richard Buckley

Name:	Richard Buckley
Title:	Chief Executive Officer